Reed Smith LLP

599 Lexington Avenue, Floor 26
New York, NY 10022
Tel:  212.521.5400
Fax: 212.521.5450

January 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph McCann

Re:                             Strongbridge Biopharma plc

Registration Statement on Form F-3
Filed January 12, 2017
File No. 333-215531

Dear Mr. McCann:

On behalf of our client, Strongbridge Biopharma plc (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated January 24, 2017 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is our response to that comment

General

1.                                      We note that you have a pending request for confidential treatment. Please note that we will not be in a position to accelerate the effective date of your registration statement until such time as the confidential treatment application is resolved.

The Company acknowledges the Staff’s comment that it will not be in a position to consider a request for acceleration of effectiveness of the Amended Registration Statement until such time as the Company’s confidential treatment application (submitted on January 12, 2017) is resolved.

Exhibit 5.1

2.                                      We note from the cover page of the prospectus that 20,762,344 of the ordinary shares covered by the Exhibit 5.1 opinion are presently outstanding. In this regard, it appears that the opinion only addresses the legality of the ordinary shares to be issued and sold upon the exercise of warrants and options. Please have counsel revise paragraph 2.2 of the legality opinion to opine that the outstanding ordinary shares being offered by the selling shareholders are validly issued, fully paid, and non-assessable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised paragraph 2.2 of the legality opinion (and made other corresponding changes) in accordance with the Staff’s comment to opine that the outstanding ordinary shares being offered by the selling shareholders are validly issued, fully paid, and non-assessable.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower

Aron Izower
Reed Smith LLP

cc:                                Stephen Long,

Chief Legal Officer of

Strongbridge Biopharma plc